UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P 1041

(CUSIP Number)

Yonggang Cao

Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

+852 3961 9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 104	Page 2 of 10 Pages
1.	Names of Reporting Persons Assure Ahead Investments Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,924,692 (See Items 2, 3, 4 and 5)(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14.	Type of Reporting Person CO

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 44,054,978 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by the Founder Reporting Persons (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable by the Issuer under its 2006 Stock Incentive Plan as of such date.

CUSIP No. 82859P 104	Page 3 of 10 Pages
1.	Names of Reporting Persons Hony Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO — See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,924,692 (See Items 2, 3, 4 and 5)(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14.	Type of Reporting Person PN

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 44,054,978 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by the Founder Reporting Persons (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable by the Issuer under its 2006 Stock Incentive Plan as of such date.

CUSIP No. 82859P 104	Page 4 of 10 Pages
1.	Names of Reporting Persons Hony Capital II GP Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,924,692 (See Items 2, 3, 4 and 5)(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14.	Type of Reporting Person CO

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 44,054,978 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by the Founder Reporting Persons (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable by the Issuer under its 2006 Stock Incentive Plan as of such date.

CUSIP No. 82859P 104	Page 5 of 10 Pages
1.	Names of Reporting Persons Right Lane Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC, OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,852,694
8.	Shared Voting Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
9.	Sole Dispositive Power 1,852,694
10.	Shared Dispositive Power 17,924,692 (See Items 2, 3, 4 and 5)(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,777,386 (See Items 2, 3, 4 and 5)(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(2)
14.	Type of Reporting Person CO

(1) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own 44,054,978 Ordinary Shares of the Issuer (as defined in Item 1 below) beneficially owned by the Founder Reporting Persons (as defined in Item 2 below) by reason of the Consortium Agreement (as defined in Item 4 below), which are excluded from the above share amounts and percentages.

(2) Based on a total of 111,858,666 Ordinary Share outstanding as of March 11, 2013, as provided by the Issuer, which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable by the Issuer under its 2006 Stock Incentive Plan as of such date.

Page 6 of 10 Pages

This Schedule 13D (i) represents the initial statement on Schedule 13D jointly filed by the Reporting Persons (as defined in Item 2 below) with respect to Simcere Pharmaceutical Group (the “Company” or the “Issuer”) and (ii) replaces and supersedes the Schedule 13G filed by Assure Ahead Investments Limited, Hony Captial II, L.P. and Hony Capital II GP Ltd. on February 12, 2008 with respect to the Issuer with the United States Securities and Exchange Commission (the “SEC”), as amended and/or restated by Amendment No. 1 to the Schedule 13G filed on February 13, 2009.

Item 1.	Securities and Issuer

This Schedule 13D relates to the Ordinary Shares, par value US$0.01 per share, of the Issuer (“Ordinary Shares”). The address of the Issuer’s principal executive office is No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Item 2.	Identity and Background
(a) – (c) and (f)

This Schedule 13D is filed jointly by (a) Assure Ahead Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Assure”), (b) Hony Capital II, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital II”), (c) Hony Capital II GP Ltd., a company incorporated under the laws of the Cayman Islands (“Hony Capital II GP”), and (d) Right Lane Limited, a company incorporated under the laws of Hong Kong (“Right Lane Limited”, together with Assure, Hony Capital II and Hony Capital II GP, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.  The Reporting Persons are making this single, joint filing by reason of their relationships described below and because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) of the Exchange Act in connection with the Transaction described in Item 4.

Hony Capital II holds all the equity interests in and has the right to appoint and remove all the  directors of Assure, which directly holds 17,924,692 Ordinary Shares of the Issuer, or approximately 16.0% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,858,666 outstanding Ordinary Shares as of March 11, 2013, as provided by the Issuer (which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable under the 2006 Stock Incentive Plan as of such date).  Pursuant to Rule 13d-3 under the Exchange Act, Hony Capital II may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Assure.  Hony Capital II GP is the general partner of Hony Capital II and pursuant to Rule 13d-3 under the Exchange Act, Hony Capital II GP may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer beneficially owned by Hony Capital II.

Right Lane Limited owns 100% of Hony Capital II GP.  Right Lane Limited directly holds 926,347 ADSs (representing 1,852,694 Ordinary Shares) of the Issuer.  The Reporting Persons intend that, in addition to the 17,924,692 Ordinary Shares directly held by Assure, 240,000 of the Ordinary Shares directly owned by Right Lane Limited will also be included in the Ordinary Shares contributed by the Reporting Persons to the Consortium for purposes of the Transaction described in Item 4.  Due to the relationships among the Reporting Persons described above and the Transaction described in Item 4, Right Lane Limited may be deemed to beneficially own the 17,924,692 Ordinary Shares directly held by Assure as well as the 1,852,694 Ordinary Shares directly held by Right Lane Limited, or a total of 19,777,386 Ordinary Shares, which constitute approximately 17.7% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,858,666 outstanding Ordinary Shares as of March 11, 2013, as provided by the Issuer (which included 10,437,340 restricted Ordinary Shares that had been granted and were issuable under the 2006 Stock Incentive Plan as of such date).  Each of Assure, Hony Capital II and Hony Capital II GP expressly disclaims beneficial ownership of the 1,852,694 Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer directly held by Right Lane Limited.

Page 7 of 10 Pages

Right Lane Limited is 100% owned by Legend Holdings Limited, a company incorporated under the laws of the People’s Republic of China, which is 36% owned by Chinese Academy of Sciences Holdings Co., Ltd., an asset management vehicle wholly owned by the Chinese Academy of Sciences (“CAS”).  CAS is a national academic and research institution owned and controlled by the PRC government.

The principal business of each of the Reporting Persons and Legend Holdings Limited is making investments in public and private companies.  The address of the principal offices of each of the Reporting Persons is Suite 2701, One Exchange Square, Central, Hong Kong.  The address of the principal office of Legend Holdings Limited is A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing.

The name, principal occupation, business address, and citizenship of each director and executive officer of Assure, Hony Capital II GP, Right Lane Limited and Legend Holdings Limited are listed in Schedule I hereto.

As further described in Item 4 below, the Reporting Persons may be deemed to (i) be a “group” with Jinsheng Ren and New Good Management Limited (collectively, the “Founder Reporting Persons”), which collectively hold 44,054,978 Ordinary Shares of the Issuer, for purposes of Section 13(d) of the Exchange Act as a result of the Consortium Agreement (as defined in Item 4 below) and (ii) beneficially own the 44,054,978 Ordinary Shares collectively held by the Founder Reporting Persons (the number of 44,054,978 Ordinary Shares collectively owned by the Founder Reporting Persons is based on information provided in the Schedule 13D filed by the Founder Reporting Persons with the SEC on March 12, 2013).  However, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares of the Issuer held by the Founder Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with the Founder Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer beneficially held by the Founder Reporting Persons or any other person or is a member of a group with the Founder Reporting Persons or any other person.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the Founder Reporting Persons.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

(d) – (e)

During the five years preceding the date of this filing, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the other persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons may be deemed to beneficially own the Ordinary Shares directly held by the Founder Reporting Persons by reason of the Consortium Agreement (as defined in Item 4 below).  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Page 8 of 10 Pages

Item 4	Purpose of Transaction

The Ordinary Shares currently owned by the Reporting Persons were acquired for investment purposes.

On March 11, 2013, Assure and the Founder Reporting Persons entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02.  Under the Consortium Agreement, Assure and the Founder Reporting Persons agreed, among other things, to form a consortium of the Founder Reporting Persons and Assure and its affiliates (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Ordinary Shares (including the Ordinary Shares represented by American Depositary Receipts) not beneficially owned by the Consortium (the “Transaction”), (ii) deal exclusively with each other with respect to the Transaction for 12 months after the date thereof (except otherwise agreed therein), (iii) conduct a joint assessment of the Issuer as promptly as reasonably and share all information reasonably necessary to evaluate the Issuer, and (iv) use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Transaction.  In addition, the Consortium has agreed not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

On March 11, 2013, the Consortium, on behalf of itself, submitted the Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03. In the Proposal Letter, the Consortium proposed to acquire, through an acquisition vehicle to be established by the Consortium, all of the Ordinary Shares and American Depositary Shares (each representing two Ordinary Shares, “ADSs”) not already owned by the Consortium for US$4.78 per Ordinary Share or US$9.56 per ADS in cash. The Consortium also stated in the Proposal Letter that they are interested only in acquiring the Ordinary Shares not already owned by them or their affiliates, and that they do not intend to sell their stakes in the Issuer to a third party.

The Consortium intends to finance the transactions contemplated under the Proposal Letter through a combination of debt and equity capital.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and would be delisted from the New York Stock Exchange.

The description of the Consortium Agreement and the Proposal set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement and the Proposal Letter, which have been filed as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by this reference.

None of the Issuer, Assure or any of the Founder Reporting Persons is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any other action specified in Item 4 of this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Page 9 of 10 Pages

Item 5	Interest in Securities of the Issuer
(a) – (b)	The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

The 17,924,692 Ordinary Shares held by Assure were initially acquired by Assure prior to the Issuer’s initial public offering in April 2007.  Right Lane Limited directly holds 926,347 ADSs (representing 1,852,694 Ordinary Shares) of the Issuer, including (i) 120,000 ADSs (representing 240,000 Ordinary Shares) that were acquired by Right Lane Limited in open market purchases and (ii) 806,347 ADSs (representing 1,612,694 Ordinary Shares) that were acquired by Right Lane Limited prior to the Issuer’s initial public offering in April 2007, in each case for investment purposes in the ordinary course of its business.

(c)

Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Ordinary Share of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Consortium Agreement and the Proposal Letter under Items 3, 4 and 5 are incorporated herein by reference in their entirety.

Assure entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and New Good Management Limited on November 20, 2006, the full text of which is attached hereto as Exhibit 7.04 and is incorporated herein by this reference.  Pursuant to the Registration Rights Agreement, Assure has the right, at the Issuer’s expense, (i) to demand the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the Ordinary Shares held by Assure, (ii) to request the Issuer to file a registration statement on Form F-3 covering the Ordinary Shares held by Assure and (iii) to include the Ordinary Shares held by Assure in any registration statement under the Securities Act that the Issuer shall propose to file with respect to an offering for the account of the Issuer or any person other than Assure, in the case of (i) and (ii), subject to certain offering amount limits.  In July 2009, the Issuer filed a registration statement on Form F-3 for the sale of an aggregate of 8,962,346 ADSs representing 17,924,692 ordinary shares held by Assure.

To the best knowledge of the Reporting Persons, except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Page 10 of 10 Pages

Item 7.	Material to be Filed as Exhibits.
Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 21, 2013.
Exhibit 7.02:

Consortium Agreement by and among New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited, dated as of March 11, 2013 (previously filed with the SEC as Exhibit 7.02 to Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013)

Exhibit 7.03:

Proposal Letter from New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited to the board of directors of the Issuer, dated as of March 11, 2013 (previously filed with the SEC as Exhibit 7.03 to Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013).

Exhibit 7.04:

Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006 (previously filed with the SEC as Exhibit 4.4 to Form F-1 filed by Simcere Pharmaceutical Group on March 23, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

Assure Ahead Investments Limited

By:	/s/ Shunlong Wang
Shunlong Wang
Director

Hony Capital II, L.P.
Acting by its general partner
Hony Capital II GP Ltd.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Hony Capital II GP LTD.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Right Lane Limited

By:	/s/ Chuanzhi Liu
Chuanzhi Liu
Director

Schedule I

The name, principal occupation, business address and citizenship of each director and executive person of the relevant entities are set forth below:

I. Assure Ahead Investments Limited

A. Directors

Name	Principal occupation	Citizenship	Address of principal office
WANG Shunlong	Director	Hong Kong	Suite 2701, One Exchange Square, Central, Hong Kong
SO Wai Yin	Director	Hong Kong	Suite 2701, One Exchange Square, Central, Hong Kong

II. Hony Capital II GP Ltd.

A. Directors

Name	Principal occupation	Citizenship	Address of principal office
LIU Chuanzhi	Chairman of Legend Holdings Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 2701, One Exchange Square, Central, Hong Kong

III. Right Lane Limited

A. Directors

Name	Principal occupation	Citizenship	Address of principal offices
LIU Chuanzhi	Chairman of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZENG Maochao	Director of Right Lane Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
LI Qin	Chairman of the Board of Supervisors of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China

B. Executive Officers

Name	Principal occupation	Citizenship	Address of principal office
CHAU Wang	General Manager of Right Lane Limited	Hong Kong	27/F, One Exchange Square, Central, Hong Kong

IV. Legend Holdings Limited

A. Directors

Name	Principal occupation	Citizenship	Address of principal offices
LIU Chuanzhi	Chairman of Legend Holdings Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 2701, One Exchange Square, Central, Hong Kong
LU Zhiqiang	Chairman of China Oceanwide Holdings Group	People’s Republic of China	20th floor of Saite, 22nd Jianguomenwai, Chaoyang Dist., Beijing, P. R. China
DENG Maicun	General Secretary of the Chinese Academy of Sciences	People’s Republic of China	52 Sanlihe Road, Beijing, P. R. China
WANG Jin	General Manager of Chinese Academy of Sciences Holdings Co., Ltd.	People’s Republic of China	#702 Yingu Mansion, 9 Beisihuanxi Rd., Haidian District, Beijing, P. R. China

B. Executive Officers

Name	Principal occupation	Citizenship	Address of principal offices
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China